Confidential Treatment Requested by Celanese Corporation

Celanese Corporation has claimed confidential treatment for portions of this letter in accordance with
17 C.F.R. §200.83.
222 West Las Colinas Blvd.
Suite 900N
Irving, TX 75039
(972) 443-4000

April 30, 2012
Filed as EDGAR Correspondence
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Celanese Corporation
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 10, 2012
Form 8-K
Filed January 31, 2012
File No. 1-32410
Dear Mr. Decker:
This letter is submitted by Celanese Corporation (“Celanese” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) in its letter to Celanese dated March 21, 2012 (the “Comment Letter”), which requested a response from Celanese relating to its Form 10-K for the fiscal year ended December 31, 2011 filed February 10, 2012, and Form 8-K filed January 31, 2012.
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text, each of which is followed by our response.
We have included in our responses below proposed revisions to the Company's disclosures in future filings where requested. Text to be added to future disclosures is underlined and text proposed to be deleted is ~~stricken~~. Except as otherwise noted, proposed disclosure changes are shown using the Company's December 31, 2011 Form 10-K. We advise the Staff that in future filings, as applicable, the Company will modify its disclosures in accordance with these proposed revisions.
The Company is requesting confidential treatment pursuant to the SEC's Rule 83 for a portion of its response to Comment 10, and consequently a portion of the response is redacted from this EDGAR filing.
Form 10-K for the Year Ended December 31, 2011
Item 1. Business, page 4
Raw Materials and Energy, page 16

1.	We note your statement that some of your plants have single sources of supply for their raw materials, and that

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even if you have multiple sources of supply for raw material, there are no assurances that these sources can make up for the loss of a major supplier. Please advise whether there are any contracts with suppliers that are material to your business and which should be filed as exhibits to your Form 10-K. See Item 601(b)(10) of Regulation S-K.
Response:
Item 601(b)(10) of Regulation S-K requires registrants to file as exhibits every contract “not made in the ordinary course of business which is material to the registrant...” Under Item 601(b)(10)(B), contracts “upon which the registrant's business is substantially dependent” should be filed as exhibits unless immaterial in amount or significance.
As noted in the 2011 Form 10-K, the Company operates twenty-seven manufacturing sites, and its cost and equity investment entities operate an additional nine manufacturing sites. Some of these sites have multiple manufacturing plants operating independently or as part of integrated downstream processes. Each of these plants use various raw material inputs purchased in the market or pursuant to raw material supply contracts. Although some of these plants may have single sources of supply for one or more raw materials, and in certain cases if the Company has multiple sources of supply there are no assurances that these sources can make up for the loss of a major supplier, the Company does not believe that the Company's business is substantially dependent on any one of its raw material supply contracts within the meaning of Item 601(b)(10)(B). The Company does not believe that there are any contracts with suppliers that are not made in the ordinary course that are material to our business, or upon which our business is substantially dependent, that should be filed as exhibits to the Form 10-K.
Risk Factors, page 17

2.
We note your risk factor on page 18 relating to the risks associated with the increased volatility in the prices and availability of key raw materials and energy. In future filings, please revise this risk factor to provide specific examples of how changes in the pricing or availability of such raw materials and energy have impacted the operation of your business, including discussing any specific material impact on operating results. To the extent applicable and material, your revised risk factor should include a discussion of the recent increase in availability of, and decrease in price of, natural gas. Please also revise the subheading to state the specific risk(s) that you face from the volatility in the price and availability of raw materials and energy.

Response:
The increase in availability, and the decrease in the price, of natural gas has not, to date, materially affected the Company's results of operations although the Company benefits in part from lower natural gas costs. To the extent material, the Company plans to revise the disclosure in the Management’s Discussion and Analysis section of future filings to include additional information concerning material changes in the market price of key raw materials used by the Company (see, e.g., Comment 3 below and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on April 24, 2012). In the Company's next Form 10-K (unless earlier updated in a quarterly filing to reflect a material change in risk), the Company will include a revised risk factor similar to the following:
We are subject to risks associated with the increased volatility in the prices and availability of key raw materials and energy, which could have a significant adverse effect on the margins of our products and our financial results.
We purchase significant amounts of natural gas, ethylene, carbon monoxide and methanol from third parties for use in our production of basic chemicals in the Acetyl Intermediates segment, principally acetic acid, VAM and formaldehyde. We use a portion of our output of these chemicals, in turn, as inputs in the production of downstream products in all our business segments. We also purchase some of these raw materials for use in our Industrial Specialties segment, primarily for VAE and EVA production, as well as significant amounts of wood pulp for use in our production of cellulose acetate in our Consumer Specialties segment. The price of many of

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these items is dependent on the available supply of that item and may increase significantly as a result of natural disasters, plant or production disruptions, changes in laws or regulations, war or other outbreak of hostilities or terrorism, breakdown or degradation of transportation infrastructure used for delivery of strategic raw materials and energy commodities, or strikes or other labor unrest. In particular, to the extent of our vertical integration in the production of chemicals, shortages in the availability of raw material chemicals, such as natural gas, ethylene and methanol, or the loss of our dedicated supplies of carbon monoxide, can have an increased adverse impact on us as it can cause a shortage in intermediate and finished products. Such shortages would adversely impact our ability to produce certain products and increase our costs resulting in reduced margins and adverse financial results.

We are exposed to volatility in the prices of our raw materials and energy. Although we have agreements providing for the supply of natural gas, ethylene, carbon monoxide, wood pulp, electricity and fuel oil, the contractual prices for these raw materials and energy can vary with economic conditions and may be highly volatile. In addition to the factors noted above that may impact supply or price, factors that have caused volatility in our raw material prices in the past and which may do so in the future include:
• Shortages of raw materials due to increasing demand, e.g., from growing uses or new uses;
• Capacity constraints, e.g., due to construction delays, labor disruption or involuntary shutdowns;
• The inability of a supplier to meet our delivery orders or a supplier's choice not to fulfill orders or to terminate a supply contract or our inability to obtain or renew supply contracts on favorable terms;
• The general level of business and economic activity; and
• The direct or indirect effect of governmental regulation (including, as noted elsewhere, the impact of government regulation relating to climate change).
If we are not able to fully offset the effects of higher energy and raw material costs through price increases, productivity improvements or cost reduction programs, or if such commodities were unavailable, it could have a significant adverse effect on our ability to timely and profitably manufacture and deliver our products with a resulting reduction in our margins and financial results.
Management's Discussion and Analysis, page 35
Results of Operations, page 38

3.
We note that in your year over year discussion for each of your segments you provide a general description of the factors that resulted in the changes to your line items, but that you do not quantify such factors and in certain cases do not provide an adequate description of the reasons for such changes. For example, in discussing the reasons for the increase in net sales for the Advanced Engineering Materials segment, you list multiple factors driving the increase, but do not quantify such factors. Further, we note specifically that in your discussion for each segment you cite the impact of changes in pricing and volume, but do not quantify the impact of such changes or provide a full description of the drivers of such changes. For example, in your discussion of the Acetyl Intermediates segment, you note that volume decreased due to outages at the Nanjing facility and “industry destocking.” However, we note that in your earnings call for the fourth quarter of 2011 you provide additional information about the destocking, including an explanation that the industry destocking was the result of the weakened European economy, which in turn led to “acute inventory destocking” in the Acetyl Intermediates supply chain, and that you also quantify the effects of such destocking. We also note that for each segment you state that higher raw material and energy costs impacted operating profit, but that you do not quantify the impact or disclose which specific raw material and energy costs impacted operating profits. Given the notable impact of raw material and energy prices on your overall financial results, this section should provide a comprehensive discussion of any material impact driven by changes in such costs. Please note that Management’s Discussion and Analysis should analyze the reasons underlying changes in line items and quantify such reasons, where practicable. Further, this section should specifically identify and address key variables and other qualitative and quantitative factors which are unique to you and necessary for an understanding and evaluation of your company. Please revise your Management’s Discussion and Analysis in your future filings to provide the requisite analysis. Please provide us with draft disclosure showing how you will present this analysis. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

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Response:
The Company respectfully submits that the impact of volume, price, currency and other fluctuations on net sales has been quantified and disclosed in the summary financial information table for each reportable segment. In future filings, the Company will expand its discussion related to all segments to further analyze and quantify the reasons underlying changes in the financial line items presented. As an example, the discussion of results of operations of Acetyl Intermediates within the Management's Discussion and Analysis in our Form 10-K for the year ended December 31, 2011, would be enhanced as follows:
Acetyl Intermediates

	Year Ended December 31,		Change in $
	2011	2010
	(In $ millions, except percentages)
Net sales	3,551	3,082	469
Net sales variance
Volume	(4)%
Price	16%
Currency	3%
Other	—%
Other (charges) gains, net	14	(12)	26
Operating profit (loss)	459	243	216
Operating margin	12.9%	7.9%
Equity in net earnings (loss) of affiliates	5	5	—
Earnings (loss) from continuing operations before tax	469	252	217
Depreciation and amortization	96	117	(21)
Our Acetyl Intermediates segment produces and supplies acetyl products, including acetic acid, vinyl acetate monomer (“VAM”), acetic anhydride and acetate esters. These products are generally used as raw materials for colorants, paints, adhesives, coatings, textiles and medicines. This business segment also produces organic solvents and intermediates for pharmaceutical, agricultural and chemical products.
Net sales increased by $469 million for the year ended December 31, 2011 compared to the same period in 2010 due to higher pricing and favorable foreign currency impacts driven by the weakening of the US dollar against the European Euro and Chinese Renminbi offset partially by lower volumes. Volumes decreased primarily due to planned and unplanned outages at our Nanjing facility, which had a negative 2% impact on volume year over year, and industry destocking across the supply chain at the end of the year. The rapid destocking across the acetyl chain during the three months ended December 31, 2011 was a result of lower end-use demand in Europe due to European economic uncertainty which temporarily lowered annual volumes by 2% as compared to the prior year. Favorable pricing for all major acetyl derivative product lines was achieved across all regions, reflecting the recovery of higher raw material costs for ethylene, methanol and carbon monoxide and a tight supply.
Operating profit increased by $216 million for the year ended December 31, 2011 compared to the same period in 2010. The increase in operating profit is primarily due to the 16% increase in ~~higher~~ sales prices and 3% impact of favorable foreign currency ~~impact~~ on sales which more than offset the increase in raw material and energy costs of 7%. During the year ended December 31, 2011, we also received consideration of $17 million in connection with the settlement of a claim against a bankrupt supplier which was recorded to other charges. The increase in operating profit also reflects the ~~absence of~~ reduction in closure costs related to ~~of~~ our acetic acid and VAM production operations in Pardies, France from $12 million ~~which were incurred~~ in 2010 to $4 million in 2011.

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Depreciation and amortization for the year ended December 31, 2011 was less than in the prior year. In 2010, $20 million of accelerated amortization was recorded to write-off the asset associated with a raw material purchase agreement with a supplier who filed for bankruptcy during 2009.
Liquidity and Capital Resources
Cash Flows, page 53
Net Cash Provided by Operating Activities, page 53

4.
You indicate that the increase in cash provided by operations was partially offset by the impact of increases in trade working capital. With reference to the components of your working capital, please expand upon this statement in future filings to address the underlying reasons for increases in your trade receivables, inventory and decrease in your other payables. Please show us in your supplemental response what the revisions will look like in future filings.

Response:
In future filings, the Company will revise its disclosure to expand on the underlying reasons for the significant changes in cash flows from operating activities. The Company believes the disclosure of the consolidated results as included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations will include enough information for the reader of the Company's periodic filing to discern the reasons for the changes described below and therefore, such disclosure would be duplicative. Additionally, the Company has moved the Trade working capital table normally included in Item 6. Selected Financial Data in the Company's Form 10-K to the Results of Operations section of Item 7. In future filings, the Company will include disclosure similar to the following:
Cash flow provided by operating activities increased by $186 million for the year ended December 31, 2011 as compared to the same period in 2010. Cash flow provided by operations was positively impacted by the increase in earnings from continuing operations as well as lower cash taxes. The increase in cash provided by operations was partially offset by the impact of the increase in trade working capital, which was primarily impacted by the increase in trade receivables and inventories. Trade receivables increased primarily due to increases in net sales resulting from higher average selling prices. Inventories increased primarily due to anticipated business growth in 2012, higher raw material prices and in preparation for site optimization. The increase in cash provided by operations was also offset by higher pension contributions of $127 million made during the year ended December 31, 2011 ~~than in~~ as compared to the prior year.
As you may note from the above disclosure, no specific reference is made to the decrease in other payables. The Company respectfully submits that the impact on cash flows from operating activities from Trade payables - third party and affiliates was an insignificant increase of $22 million. The impact on cash flows from operating activities from Other liabilities was a decrease of $262 million and primarily consisted of the higher pension contributions as disclosed above. The amount of the pension contributions in 2011 was $213 million and represents an increase of $127 million over the 2010 pension contributions of $86 million. The remainder of the items impacting the change in Other liabilities were miscellaneous insignificant items.
Financial Statements
Notes to the Financial Statements
General

5.
We note that you impaired certain of your long-term assets during 2011, 2010 and 2009. In future filings, please disclose the fair value of the assets impaired as well as the other disclosures required by ASC 820-10-50-5. Please show us in your supplemental response what the revisions will look like in future filings.

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Response:
It is the Company's understanding that the Staff is referring to non-recurring fair value measurement disclosure on long-lived asset impairments of $1 million, $74 million and $14 million recorded in 2011, 2010 and 2009, respectively. The Company considers the carrying value, fair value and the resulting impairment loss on the long-lived assets impaired in 2011 and 2009 to be immaterial. For the long-lived asset impairment recorded during 2010, the Company previously disclosed the fair value in its 2010 Form 10-K, but did not consider the disclosure of the fair value of the long-lived assets impaired during 2010 to be meaningful in the Company's 2011 Form 10-K due to the passage of time.
The Company will however revise its future filings to address disclosure requirements per ASC 820-10-50-5 for material long-lived asset impairments as follows:
2010
In 2010, the Company concluded that certain long-lived assets were partially impaired at its acetate flake and tow manufacturing operations in Spondon, Derby, United Kingdom (Note 4). Accordingly, the Company wrote down the related property, plant and equipment to its fair value of $31 million, measured at the date of impairment, resulting in long-lived asset impairment losses of $72 million for the year ended December 31, 2010. The Company calculated the fair value using a discounted cash flow model incorporating discount rates commensurate with the risks involved for the reporting unit. This fair value measurement of long lived assets ~~which~~ is classified as a Level 3 measurement under FASB ASC Topic 820. The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates, growth rates and cash flow projections involve significant judgment and are based on management's estimate of current and forecasted market conditions and cost structure. ~~are the most sensitive and susceptible to change as they require significant management judgment~~.
Note 15. Environmental, page 110
U.S. Superfund Sites, page 112

6.
We note that with regard to the Lower Passaic River Study Area, the EPA issued a draft study in 2007 that evaluated alternatives for early remedial action of a portion of the river at an estimated cost of $900 million to $2.3 billion. Given that the EPA has not finalized its study and the Remedial Investigation/Feasibility Study is still ongoing, you do not believe that remedial costs can be reliably estimated at this time. Please address the nature of the draft study such that, given your ability to estimate your contribution of 1% to 2% you cannot reliably estimate your portion of the remedial costs.

Response:
With respect to the Company's disclosure about potential environmental liability in the Lower Passaic River Study Area, the Company notes the following. There are three categories of uncertainty associated with this site: (1) the remedy that will be selected for the comprehensive cleanup; (2) the allocation of responsibility for costs that will be assigned to the Company; and (3) the timing of both the final remedy and the allocation of costs.
First, as to the remedy, the Remedial Investigation/Feasibility Study (“RI/FS”) is the overarching study that will ultimately result in the selection of the remedy for the17 mile stretch known as the Lower Passaic River Study Area. The Lower Passaic River Study Area is part of the Diamond Alkali Superfund Site. The Company is among approximately 70 parties who are conducting the RI/FS under the direction of the U.S. Environmental Protection Agency (“EPA”). The EPA is concurrently pursuing several actions that relate or may relate to the RI/FS and the final remedy. Among those sub-parts are (1) early cleanup of the lower 8 miles of the river, called a Focused Feasibility Study, (2) cleanup of contaminated sediments at River Mile 10.9, and (3) several other potential “hot spots” for which the EPA has advised the participating companies it may want early cleanup work performed. The EPA has not issued orders or decisions regarding the scope of work, the timing or the costs associated with any of

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these early actions as they are still under development and subject to change.
Second, a proper allocation of responsibility and thus costs is not likely possible until the final remedy is selected. The initial allocation of costs (between 1% and 2%) categorized the Company in a secondary tier of the approximately 70 companies cooperating on the RI/FS. This allocation was not particularly related to the nature of the contaminants associated with each party. The technical work developed thus far suggests that the final remedy will ultimately be driven predominantly by dioxins. There is presently no evidence that the Company released any dioxins within the Lower Passaic River Study Area. Typically, the final allocation reflects the contaminants that drive the remedy. Additionally, more than 200 parties have been identified by the EPA or other parties as being potentially responsible. Thus, the Company believes that its portion of the final remedy will be much lower than the current allocation.
Third, as to timing, information developed during the early cleanup actions, including pilot studies, will influence the selection of the final remedy. Because the early cleanup actions will take several years, that could push the selection of the final remedy and thus the final allocation of costs out several more years. Given the uncertainties in the RI/FS, the Focused Feasibility Study and the additional early action work, some of which has yet to be identified, and the Company's position that the final remedy selected is likely to be driven by contaminants released by other responsible parties, the Company cannot more reliably estimate its portion of the remedial costs. In an effort to provide investors with some context for the potential liabilities, the Company estimates that its portion of the final remedy is likely to be less than approximately 1% to 2%. However, it is not yet possible to reliably estimate total costs for the final remedy or how much below 1% to 2% the Company will ultimately incur.
In future filings, the Company will enhance its disclosure concerning this contingency as follows:
One such site is the Lower Passaic River Study Area. The Company and approximately 70 other companies are parties to a May 2007 Administrative Order on Consent with the U.S. Environmental Protection Agency (“~~US~~EPA”) to perform a Remedial Investigation/Feasibility Study (“RI/FS”) of the ~~contamination in~~ contaminants in the lower 17~~.8~~ mile~~s of the river~~ stretch known as the Lower Passaic River Study Area. The RI/FS is ongoing and may take several more years to complete. The Company has also been named as a third-party defendant along with more than 200 other entities in an action initially brought by the New Jersey Department of Environmental Protection (“NJDEP”) in the Supreme Court of New Jersey against Occidental Chemical Corporation and several other companies. This suit by NJDEP seeks recovery of past and future clean-up costs, as well as unspecified economic damages, punitive damages, penalties and a variety of other forms of relief arising from alleged discharges into the Lower Passaic River.
In 2007, the ~~US~~EPA issued a draft study that evaluated alternatives for early remedial action of a portion of the Passaic river at an estimated cost of $900 million to $2.3 billion. Several parties commented on the draft study and, to date, ~~US~~EPA has not taken further action. ~~Given that the USEPA has not finalized its study and that the RI/FS is still ongoing, the Company does not believe that remedial costs can be reliably estimated at this time.~~  The contamination allegedly released by the Company is likely an insignificant aspect of the final remedy, which ~~will likely~~ would consequently limit the ultimate contribution from the Company. Because the RI/FS is still ongoing, and the EPA has not finalized its study or the scope of requested cleanup, and the Company's assessment that the contamination allegedly released by the Company is likely an insignificant aspect of the final remedy, the Company cannot reliably estimate its portion of the final remedial costs for this matter at this time. However, the Company currently believes that its portion of the costs would be less than approximately 1% to 2%. The Company is vigorously defending these and all related matters.
Note 18. Income Taxes, page 116

7.
It appears that (i) you generate a significant amount of income from continuing operations before income taxes and equity in net earnings of affiliated companies from locations outside of the United States, (ii) a significant portion of your provision (benefit) for income taxes is composed of non-U.S. amounts, and (iii) the difference between income tax provision as calculated using the U.S. statutory rate and your effective tax rate is due, in part

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to adjustments related to foreign income. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax.
Response:
In 2011, the Company incurred income tax expense of $36 million on international earnings from continuing operations before tax of $445 million. The countries that primarily comprise the Company's foreign taxes in 2011 are Canada ($8 million), China ($8 million), Singapore ($6 million), Mexico ($4 million), Hong Kong ($4 million) and Germany ($2 million).
The Company operates in the following jurisdictions where the enacted tax rates are significantly lower than the US statutory rate: Canada (26.5%), China (25%), Singapore (17%), Mexico (17%) and Bermuda (0%).
For 2011, 2010 and 2009, a significant amount ($321 million, $260 million and $166 million, respectively) of our international earnings from continuing operations before tax was generated in Bermuda, Luxembourg, the Netherlands and Hong Kong and was taxed at an aggregate effective tax rate of approximately 2.5%, 3.7% and 5.3%, respectively, primarily due to foreign tax rate differentials and non-taxable income.
The Company respectfully submits that the information requested is included in Note 18 to the Company's December 31, 2011 Form 10-K as reflected in the income tax rate reconciliation table presented on page 117. The amounts noted above are included, with offsetting amounts, in the following line items in the income tax rate reconciliation table:
(Income) expense not resulting in tax impact
Other foreign tax rate differentials
Note 23. Commitments and Contingencies, page 131

8.
You refer to a possible loss in your disclosures for various matters. It is not clear if you are referring to a reasonably possible loss as defined by ASC 450-20-20. Please further clarify your disclosures by using terms consistent with ASC 450. Please show us in your supplemental response what the revisions will look like in future filings.

Response:
The Company revised the introductory paragraphs of its Commitments and Contingencies footnote beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 in response to comments from the SEC (see the Company's correspondence to the Staff dated June 2, 2011 (Comment 4)). In formulating the new language, the Company considered the definitions and concepts of ASC 450-20-20 and ASC 450-20-50. It was (and continues to be) our intent that the reference to the defined term “Possible Loss” relates to the fact of a possible loss under ASC 450-20-50 and is not an assessment of the probability of such loss as contemplated by “reasonably possible” under ASC 450-20-20. However, the Company believes our disclosure makes clear that with respect to “reasonably possible loss contingencies” (within the meaning of ASC 450-20-20), the Company will make estimates of the Possible Loss when the Company can: “[f]or reasonably possible loss contingencies that may be material and when determinable, the Company estimates its Possible Loss... .” The Company believes that its terminology remains consistent with ASC 450 and believed that its new disclosure approach last year, as outlined in the SEC correspondence, met with the SEC's approval. The Company respectfully requests that the Staff agree that the Company may continue to use the nomenclature utilized in its Form 10-K and prior filings.

9.
If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for the demerger and divestiture obligations disclosed on page 134, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. For any matters in which you are unable to estimate the reasonably possible loss or additional loss, including the Commercial

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Actions matter disclosed on page 132 and the Squeeze-Out claims disclosed on page 133, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please show us in your supplemental response what the revisions will look like in future filings.
Response:
Each quarter a multidisciplinary team including representatives of technical accounting, external reporting and legal meet to discuss pending loss contingencies, the nature and amounts of any reserves, the availability of new or changed information and proposed disclosure in the Company's public filings.
With respect to the Commercial Actions and the Domination Agreement and Squeeze-Out Claims, in addition to the factors outlined in the descriptions of those contingencies below, the principal factors causing the inability to estimate an amount of loss or range of reasonably possible loss are (1) the damage theory applicable to the case, and (2) the court's application of that damage theory to the facts of our case.
In future filings, the Company will clarify its disclosures concerning the demerger and divestiture obligations (updated to current facts) as follows:
Demerger Obligations
In connection with the Hoechst demerger, the Company agreed to indemnify Hoechst, and its legal successors, for various liabilities under the Demerger Agreement, including for environmental liabilities associated with contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger.
The Company's obligation to indemnify Hoechst, and its legal successors, is capped at €250 million. If and to the extent the environmental damage should exceed €750 million in aggregate, the Company's obligation to indemnify Hoechst and its legal successors applies, but is then limited to one-third of the remediation cost without further limitations. Cumulative payments under the divestiture agreements as of December 31, 2011 are $56 million. Most of the divestiture agreements have become time barred and/or any notified environmental damage claims have been partially settled.
Based on the estimate of the probability of loss under this indemnification, the Company had reserves of $34 million and $36 million as of December 31, 2011 and 2010, respectively, for this contingency. Where the Company is unable to reasonably determine the probability of loss or estimate such loss under an indemnification, the Company has not recognized any related liabilities.
The Company has also undertaken in the Demerger Agreement to indemnify Hoechst and its legal successors for (i) 33.33% of any and all liabilities that result from Hoechst being held as the responsible party pursuant to public law or current or future environmental law or by third parties pursuant to private or public law related to contamination and (ii) liabilities that Hoechst is required to discharge, including tax liabilities, which are associated with businesses that were included in the demerger but were not demerged due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. ~~The Company has not provided for any significant reserves associated with this indemnification as it is unable at this time to estimate its Possible Loss.~~ The Company has not been requested by Hoechst to make any payments in connection with this indemnification. Accordingly, the Company has not made any payments to Hoechst or its legal successors.
Based on the Company's evaluation of currently available information, including the lack of requests for indemnification, the Company cannot estimate the Possible Loss for the remaining demerger obligations, if

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any, in excess of amounts accrued.
Divestiture Obligations
The Company and its predecessor companies agreed to indemnify third-party purchasers of former businesses and assets for various pre-closing conditions, as well as for breaches of representations, warranties and covenants. Such liabilities also include environmental liability, product liability, antitrust and other liabilities. These indemnifications and guarantees represent standard contractual terms associated with typical divestiture agreements and, other than environmental liabilities, the Company does not believe that they expose the Company to any significant risk. As of December 31, 2011 and 2010, the Company had reserves of $24 million and $26 million, respectively, for these matters.
The Company has divested numerous businesses, investments and facilities through agreements containing indemnifications or guarantees to the purchasers. Many of the obligations contain monetary and/or time limitations, ranging from one year to thirty years. The aggregate amount of outstanding indemnifications and guarantees provided for under these agreements is $190 million as of December 31, 2011. Other agreements do not provide for any monetary or time limitations.
Based on the Company's evaluation of currently available information, including the number of requests for indemnification or other payment received by the Company, the Company cannot estimate the Possible Loss for the remaining divestiture obligations, if any, in excess of amounts accrued.
In future filings, the Company will clarify its disclosures concerning the Commercial Actions and the Squeeze-Out Claims (updated to current facts) as follows:
Commercial Actions
In April 2007, Southern Chemical Corporation (“Southern”) filed a petition in the 190th Judicial District Court of Harris County, Texas styled Southern Chemical Corporation v. Celanese Ltd . (Cause No. 2007-25490), seeking declaratory judgment relating to the terms of a multi-year methanol supply contract. The trial court granted the Company's motion for summary judgment in March 2008 dismissing Southern's claims. In September 2009, the intermediate Texas appellate court reversed the trial court decision and remanded the case to the trial court. The Texas Supreme Court subsequently declined both parties' requests that it hear the case. On August 15, 2010, Southern filed a second amended petition adding a claim for breach of contract and seeking equitable damages in an unspecified amount from the Company. Southern amended its complaint again in June, August and November 2011, abandoning its declaratory judgment claim and adding new claims for fraud and tortious interference with a third-party contract. More specifically, Southern now claims the Company “materially misrepresented its intended use of the methanol to be supplied by Southern” and “violated the material terms of the contract and failed to correct these breaches after Southern provided notice.” These alleged breaches include “selling, transferring, swapping or tolling methanol to or with entities other than the Company and to entities or operations outside the U.S. or Mexico.” In the November 2011 complaint, Southern is seeking compensatory damages of $1.3 billion, as well as pre- and post-judgment interest, attorneys' fees and punitive damages equaling two times its actual damages. Southern also is seeking rescission or termination of the contract. Trial has been reset for July 17, 2012. The Company is actively defending the matter. The Company believes that Southern's claims lack merit and that its alleged damages are inaccurate and, in any event, grossly inflated. Based on the Company's evaluation of currently available information, including that discovery is ongoing and involves foreign entities, the plaintiff is seeking relief other than compensatory damages, the matter presents meaningful legal uncertainties (including the applicable damage theory(ies)), and there are significant facts and legal claims in dispute, the Company cannot estimate the Possible Loss for this matter, if any, in excess of immaterial amounts accrued.
...

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Award Proceedings in relation to Domination Agreement and Squeeze-Out
The Company's subsidiary, BCP Holdings GmbH (“BCP Holdings”), a German limited liability company, is a defendant in two special award proceedings initiated by minority stockholders of Celanese GmbH seeking the court's review of the amounts (i) of the fair cash compensation and of the guaranteed dividend offered in the purchaser offer under the 2004 Domination Agreement (the “Domination Agreement”) and (ii) the fair cash compensation paid for the 2006 squeeze-out (“Squeeze-Out”) of all remaining stockholders of Celanese GmbH.
Pursuant to a settlement agreement between BCP Holdings and certain former Celanese GmbH stockholders, if the court sets a higher value for the fair cash compensation or the guaranteed payment under the Domination Agreement or the Squeeze-Out compensation, former Celanese GmbH stockholders who ceased to be stockholders of Celanese GmbH due to the Squeeze-Out will be entitled to claim for their shares the higher of the compensation amounts determined by the court in these different proceedings related to the Domination Agreement and the Squeeze-Out. If the fair cash compensation determined by the court is higher than the Squeeze-Out compensation of €66.99, then 1,069,465 shares will be entitled to an adjustment. If the court determines the value of the fair cash compensation under the Domination Agreement to be lower than the original Squeeze-Out compensation, but determines a higher value for the Squeeze-Out compensation, 924,078 shares would be entitled to an adjustment. Payments already received by these stockholders as compensation for their shares will be offset so that persons who ceased to be stockholders of Celanese GmbH due to the Squeeze-Out are not entitled to more than the higher of the amount set in the two court proceedings.
In September 2011, an expert appointed by the court hearing the Domination Agreement stockholders' claims to assist it in determining the value of Celanese GmbH rendered an opinion. The expert opined that the fair cash compensation for these stockholders (145,387 shares) should be increased from €41.92 to €51.86. This non-binding opinion recommends a total increase in share value to €2 million for those claims under the Domination Agreement. The opinion has no effect on the Squeeze-Out proceeding because the share price recommended is lower than the price those stockholders already received in the Squeeze-Out. However, the opinion also advocates that the guaranteed dividend should be increased from €2.89 to €3.79, aggregating an increase in total guaranteed dividends of €1 million to the Squeeze-Out claimants. The Company evaluated the non-binding opinion of the expert and submitted a written response during the three months ended December 31, 2011. No hearing date has been set. No expert has yet been appointed in the Squeeze-Out proceedings.
For those claims brought under the Domination Agreement, based on the Company's evaluation of currently available information, including the non-binding expert opinion, the fact that the Court has asked the expert to update his opinion, and the fact that the court may adopt this new opinion or apply its own (there are legal questions about the applicable valuation method), which could increase or decrease the Company's potential exposure, the Company does not believe that the Possible Loss is material.
For those remaining claims brought by the Squeeze-Out claimants, based on the Company's evaluation of currently available information, including that damages sought are unspecified, unsupported or uncertain, the matter presents meaningful legal uncertainties (including novel issues of law and the applicable valuation method), there are significant facts in dispute and the court has not yet appointed an expert, the Company cannot estimate the Possible Loss, if any, at this time.
Note 25. Segment Information, page 135

10.
On page 58, you indicate that your operating business segments have been designated as your reporting units and included Advanced Engineered Materials, Acetate Products, Nutrinova, Emulsions, Celanese EVA Performance Polymers (formerly AT Plastics) and Acetyl Intermediates businesses. We further note that your Consumer Specialties reportable segment includes your Acetate Products and Nutrinova businesses and your Industrial Specialties reportable segment includes your Emulsions and EVA Performance Polymers businesses.

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Confidential Treatment Requested by Celanese Corporation

In this regard, please address the following:

•
Please clearly disclose that you have aggregated operating segments for purposes of determining your reportable segments. Refer to ASC 280-10-50-21(a). Please show us in your supplemental response what the revisions will look like in future filings; and

•
For each reportable segment which includes aggregated operating segments, please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by ASC 280-10-50-11 for aggregation into one reportable segment. Please provide us the sales and gross profit information for each operating segment along with any additional key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary. Refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36.

Response:
In accordance with the provisions of FASB ASC Topic 280, Segment Reporting (“FASB ASC Topic 280”), two or more operating segments may be aggregated into a single reportable segment if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities
See Appendix A for a quantitative analysis of gross sales (including intercompany sales), gross margin, variable margin (defined as net sales less variable cost of sales including raw material and freight costs) and operating EBITDA (as defined by the Company) as a percentage of sales for each of the last five fiscal years (2007 through 2011), 2012 (forecast) and 2013 (budget). The Company does not prepare budgets beyond the following fiscal year in enough detail to prepare the same analysis.
The Company has requested confidential treatment for the information contained in Appendix A to this response pursuant to the SEC's Rule 83 and has consequently redacted it from this EDGAR filing. The Company has contemporaneously provided its unredacted response to the Staff.
The following is an analysis of the quantitative and qualitative aggregation criteria evaluated for each reportable segment which includes aggregated operating segments.
Consumer Specialties
The Company's Consumer Specialties segment consists of the Acetate Products and Nutrinova operating segments which are aggregated by the Company into one reportable segment based on similar economic characteristics and other qualitative characteristics specified in the provisions of FASB ASC Topic 280.
The category of the products produced by each segment is similar in that both the Acetate Products and Nutrinova businesses serve consumer-driven applications. These businesses deliver growth primarily through manufacturing productivity, geographic expansions and targeting high value opportunities in diverse applications. Acetate Products' primary products are cellulose acetate tow, film and flake used in the production of filter products. Nutrinova's primary products are a high intensity sweetener and food protection ingredients.

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Confidential Treatment Requested by Celanese Corporation

Further, the operating segments are similar in that they both utilize acetic acid as a primary raw material in a batch and continuous manufacturing process. In the case of Acetate Products, wood pulp is processed with acetic acid and acetic anhydride to produce cellulose acetate flake. The cellulose acetate flake is then further processed into acetate tow in batches based upon grade. In the case of Nutrinova, acetic acid is combined with other raw materials, which vary depending on the end product being produced, and then goes through either a catalytic or chemical reaction process, purification and a drying phase to produce either Sunett® sweetener or sorbates.
Both businesses have similar classes of customers and utilize similar methods of distribution for their products. Sales for each are marketed and sold globally with principal customers in Europe, North America and Asia. Within both operating segments, sales to the respective consumer product manufacturers are largely made utilizing the Company's direct sales force and are facilitated by the use of annual and long-term contracts. Products of both Acetate Products and Nutrinova are sold in solid form and are generally packaged for shipment via truck, ship or air. In addition to traditional product sales, Nutrinova and Acetate Products enter into arrangements with customers whereby products or applications are developed to meet customer needs or specifications.
The primary financial statistics used by the Company's chief operating decision maker (“CODM”) to evaluate each of its operating segments are variable margin and operating EBITDA. Operating profit is also included in quarterly reporting to the CODM; however, due to the inclusion of significant items of income or expense resulting from material events not in the ordinary course of business within operating profit (Other (charges) gains, net as presented in the Company's consolidated statement of operations) comparability is limited and not relied on to run the businesses or make operating decisions.
In evaluating economic similarities, the Company notes the similarity in the average variable margin for 2010 through 2013 as a percentage of sales for Acetate Products and Nutrinova as included in Appendix A. In addition, the Company notes similarity in the average operating EBITDA for 2010 through 2013 as a percentage of sales for the two operating segments. The Company believes that the differences in variable margin and operating EBITDA as a percentage of sales are negligible and considers these operating segments to have economic similarities.
Based upon review of the accounting guidance and the analysis above, the Company believes that the aggregation of the Acetate Products and Nutrinova operating segments into the reportable segment, Consumer Specialties, is consistent with the objectives and basic principles of FASB ASC Topic 280 due to the fact that they are consumer driven applications which utilize a shared raw material in similar batch and continuous manufacturing processes, they both utilize a global base of customers through the Company's direct sales force and have shared economic similarities. Further, the Company believes that long-term future prospects will be similar.
In future filings, the Company will clarify in its disclosures that the Company has aggregated operating segments for purposes of determining reportable segments as follows:

•	Consumer Specialties
The Company's Consumer Specialties segment consists of the Acetate Products and Nutrinova businesses. The Acetate Products business and the Nutrinova business are aggregated by the Company into one reportable segment based on similar economic characteristics and similar production processes, classes of customers and selling and distribution practices. The Acetate Products business primarily produces and supplies acetate tow, which is used in the production of filter products. The Company also produces acetate flake which is processed into acetate fiber in the form of a tow band. The Company's Nutrinova business produces and sells Sunett®, a high intensity sweetener, and food protection ingredients, such as sorbates, for the food, beverage and pharmaceuticals industries.
Industrial Specialties
The Company's Industrial Specialties segment consists of the Emulsions and EVA Performance Polymers operating segments which are aggregated by the Company into one reportable segment based on similar products, similar production processes, similar classes of customers, similar selling and distribution practices and economic

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Confidential Treatment Requested by Celanese Corporation

similarities over a normal business cycle.
The Emulsions and EVA Performance Polymers businesses are active in every major global industrial sector and serve diverse industrial and consumer end-use applications. These include traditional vinyl-based end uses, such as adhesives, paints and coatings, as well as other unique, high-value end uses including solar cells and medical applications. The Emulsions business is a leading global producer of vinyl acetate-based emulsions and develops products and application technologies to improve performance, create value and drive innovation in applications such as adhesives, paints and coatings, construction, glass fiber, textiles and paper. EVA Performance Polymers is a leading North American manufacturer of a full range of low-density polyethylene and specialty ethylene vinyl acetate (“EVA”) resins and compounds. These products are used in many applications, including hot melt adhesives, flexible packaging films, lamination film products, medical products, automotive, carpeting and photovoltaic cells.
The operating segments also share similarities in their production processes, utilizing vinyl acetate monomer (“VAM”) and ethylene as two primary raw materials. VAM is produced and supplied by the Company's operating segment, Acetyl Intermediates, while ethylene is purchased externally from a variety of sources.
Both operating segments operate under a business-to-business sales model, targeting large regional and multinational industrial and consumer product manufacturers. Sales are generally made through the execution of medium to long-term contracts executed by the Company's direct sales force. Because of proximity to the end user, similar marketing and distribution methods are used. Additionally, both Emulsions and EVA Performance Polymers enter into arrangements with customers whereby products or applications are developed to meet customer needs or specifications.
Further, both businesses have experienced significant growth in Asia in recent years, and the Company has made investments to support continued growth in the region. In 2008, the Company began emulsions production at its integrated chemical complex in Nanjing, China and in 2011 the Company doubled the vinyl acetate ethylene emulsions (“VAE”) capacity to meet the increased global demand for innovative specialty solutions in vinyl-based emulsions. In the fourth quarter of 2011, the EVA Performance Polymers business increased capacity at the Edmonton manufacturing facility by 15% fueled by demand in the photovoltaic cell industry in China, strong demand for ethylene vinyl acetate (“EVA”) in other parts of Asia and demand for EVA in innovative applications like controlled-release excipients and medical packaging.
In addition to geographic growth, the Company expects future growth of both operating segments to be driven by the use of innovation to improve margins within the existing customer base. To date, both operating segments have successfully launched new innovative products and technologies in non-traditional applications such as medical, carpet, textiles and paper.
Supported by some of the qualitative similarities described above, during 2007, the Company revised its reportable segments to reflect a change in how the Company was managed. At that time, the Company concluded that Emulsions and EVA Performance Polymers (formerly AT Plastics) had similar economic characteristics, historically and projected prospectively, as well as qualitative similarities, and the current Industrial Specialties reportable segment was formed. As noted in Appendix A, the actual results for each of the primary financial statistics used by the Company's CODM to evaluate each of its operating segments, variable margin and operating EBITDA, were economically similar as a percentage of sales in 2007. Since that time temporary differences can be seen in the historical and prospective operating measures of Emulsions and EVA Performance Polymers.
These differences are largely attributable to the disproportionate impact the construction industry had on the Company's Emulsions business beginning in late 2008 due to the decline in sales of its construction adhesives and powders. In 2008, when the US and global economic downturn began, the Company's Emulsions business was not diversified to the extent it is today. Since that time, the Company has accelerated investing in innovation and new product development. Today the Company's Emulsions business has a clear focus on innovation to meet customer needs and maintain consistent, if not improved performance; however, the performance of the Emulsions business will benefit from a sustainable construction industry rebound.

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Confidential Treatment Requested by Celanese Corporation

Operating results for EVA Performance Polymers were significantly impacted by the force majeure event at their Edmonton, Alberta, Canada plant in October 2008 which extended through late 2009. Recovery in 2010 has led to the steady growth the EVA Performance Polymers business experiences today.
The temporary differences seen in Appendix A are also impacted by the raw materials used by each of the operating segments. While both the Emulsions and EVA Performance Polymers segments are similar in the use of VAM and ethylene in their production processes, the mix of these raw materials used in their production processes varies. Emulsions utilizes a higher concentration of VAM and EVA Performance Polymers utilizes a higher concentration of ethylene. Both operating segments are sensitive to price changes in both VAM and ethylene. However, based on the varying mix of these raw materials, the impact of price changes or buying patterns of these raw materials will have differing effects on the economics of the operating segments.
As the operating segments pay market price for intercompany VAM purchases, the operating results of both (Emulsions in particular due to higher concentration of VAM use), are sensitive to VAM price changes depending upon how quickly each business is able to pass those price increases on to customers.
The Emulsions business, which purchases ethylene under supply agreements at market price, typically enters into sales contracts at fixed prices and, therefore, experiences margin compression in periods of rising ethylene prices and margin expansion in times of declining ethylene prices until pricing circumstances change. Sales contracts are typically renegotiated when raw material prices rise or decline. However, due to the time it takes to execute such contracts, there is often a one to two quarter lag in sales price adjustments from the time in which ethylene prices changed. EVA Performance Polymers sales contracts are primarily structured similar to those of Emulsions, utilizing fixed sales prices. However, as EVA Performance Polymers is currently purchasing ethylene at favorable rates under a long-term supply agreement, its business is currently insulated to some extent from volatility in ethylene prices.
The differences described above relate to temporary dissimilarities in economic characteristics. Despite these quantitative differences, the underlying qualitative factors remain consistent between the two segments. Further, the Company believes the divergence of economic factors relied on by the CODM is temporary, although convergence could take some time. The factors impacting the business are varied and outside the control of the Company. The economic situation that began to impact the Company's Emulsions business in late 2008 was not anticipated though the Company reacted to the downturn by investing in innovation. Since 2008, the Company's innovation efforts have allowed the Company to diversify the Emulsions product line so as to minimize the future impact of severe economic downturns in the end-use applications this business services.
Both Industrial Specialties operating segments have been and will continue to be impacted by the reliance each has on VAM and ethylene, though to differing degrees as discussed above. Global economic conditions and the terms of supply and customer agreements impact the convergence of the performance measures used by the Company's CODM to make decisions and allocate resources; however, the Company believes these impacts have been exaggerated by the global economy and will fall back in line over time.
Based upon review of the accounting guidance and the Company's analysis, the Company believes that the aggregation of the Emulsions and EVA Performance Polymers operating segments into the reportable segment, Industrial Specialties, is consistent with the objective and basic principle of FASB ASC Topic 280-10-50-11 as they are expected to have essentially the same future prospects. The Company believes that the economic dissimilarities seen in recent years are temporary due to the impact of the construction industry on the Emulsions business, the force majeure at EVA Performance Polymer's Edmonton facility in 2009 and disparity in raw material costs due to current supply agreements.
The Company also notes that EVA Performance Polymers is not quantitatively significant and does not meet any of the quantitative thresholds in FASB ASC Topic 280-10-50-12 (see Appendix A). The Company acknowledges that FASB ASC Topic 280 indicates that if quantitative thresholds are not met, an entity may combine information about other business activities and operating segments that are not reportable into an all other category, as long as more than 75% of the total consolidated revenue is included in reportable segments. The Company does not currently

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Confidential Treatment Requested by Celanese Corporation

have any operating segments within its Other Activities reportable segment; however, the Company believes that including EVA Performance Polymers within Other Activities (i.e., excluding the operating segment from the Industrial Specialties reportable segment) would not add significantly to an investor's understanding of the businesses. Based upon the strong qualitative similarities discussed above, the Company's view that economic characteristics will converge again in the future and the insignificance of the EVA Performance Polymers operating segment, the Company believes aggregation of the Emulsions and EVA Performance Polymers operating segments remains appropriate. The Company will continue, however, to evaluate future developments in the operating results of each of these operating segments to assess the appropriateness of their aggregation.
In future filings, the Company will clarify in its disclosures that the Company has aggregated operating segments for purposes of determining reportable segments as follows:

•	Industrial Specialties
The Company's Industrial Specialties segment includes the Emulsions and EVA Performance Polymers businesses which are operating segments aggregated by the Company into one reportable segment based on similar products, production processes, classes of customers and selling and distribution practices as well as economic similarities over a normal business cycle. The Company's Emulsions business is a global leader which produces a broad product portfolio, specializing in vinyl acetate ethylene emulsions, and is a recognized authority on low VOC (volatile organic compounds), an environmentally-friendly technology. The Company's emulsions products are used in a wide array of applications including paints and coatings, adhesives, building and construction, glass fiber, textiles and paper. The EVA Performance Polymers business offers a complete line of low-density polyethylene and specialty ethylene vinyl acetate resins and compounds. EVA Performance Polymers' products are used in many applications including flexible packaging films, lamination film products, hot melt adhesives, medical tubing and devices, automotive carpet and solar cell encapsulation films.
In July 2009, the Company completed the sale of its PVOH business to Sekisui (Note 4).
Note 27. Plant Relocation, page 139

11.
Under your agreement with the Frankfurt, Germany Airport, you were to be paid a total of 670 million Euros over a five-year period to offset costs associated with the transition of operations from your current location and the closure of the Kelsterbach plant. Please address the following:

•	Please disclose the carrying value of the all the assets associated with the Kelsterbach plant operations that will be transferred to the Frankfurt, Germany airport upon transfer of title;

•	Please clarify when you expect the title to transfer;

•
As disclosed in Note 17 on page 114, we note that you have recognized $47 million, $26 million and $16 million of costs associated with the transition of operations from its current location and the closure of the Kelsterbach operations. We also note you recognized lease buyout costs and employee termination benefits. With reference to the terms of the settlement agreement, please clarify why some of the proceeds you received were not recognized to offset these costs;

•
Please reconcile the $892 million deferred proceeds included in your noncurrent other liabilities as presented in Note 12 on page 94 with the $907 million deferred proceeds included under the column “total from inception through December 31, 2011”; and

•	Please identify the authoritative literature you relied on to account for the settlement agreement.

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Confidential Treatment Requested by Celanese Corporation

Response:
The Company's settlement agreement with the Frankfurt, Germany Airport (“Fraport”) provided that Ticona cease operations at the Kelsterbach, Germany site and sell the site to Fraport. The agreement did not require that the proceeds be used to build or relocate the existing operations at the site. Based on a number of factors, the Company decided to build new production facilities in the Frankfurt Hoechst Industrial Park in Germany.
The Company considered the provisions of FASB ASC Topic 360, Property, Plant, and Equipment (“FASB ASC Topic 360”), paragraphs 20-40-3 through 40-7, 20-40-27 through 40-28 and 20-55-17, in accounting for the settlement agreement with Fraport to relocate the Company's Kelsterbach, Germany Ticona operations to the Frankfurt Hoechst Industrial Park in Germany, noting the settlement agreement is in substance the sale of real estate. In accordance with FASB ASC Topic 360, gain recognition is generally disallowed until certain conditions are met, including the consummation of the sale, which is projected to be no later than December 31, 2013. Accordingly, the Company concluded the settlement agreement should be accounted for using the deposit method of accounting.
As it relates to the lease buyout costs, these cash costs were incurred to buy out a capital lease for a building to be owned by Fraport upon transfer of title. Accordingly, no expense was incurred and the asset is included in the €39 million included in noncurrent Other assets mentioned below in the Company's proposed changes to future filings. The treatment of these costs follows the guidance cited above.
The Company considered the provisions of FASB ASC Topic 360 referenced above for the transition costs of $47 million, $26 million and $16 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company concluded these costs should be expensed as incurred as the activities generating these costs were not mandated under the settlement agreement, but were incurred by the Company as a result of relocating its POM production facility and were recorded in accordance with the applicable FASB Accounting Standards Codification applicable. The employee termination costs of $8 million were recorded in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations as employee terminations were not a contractual part of the agreement with Fraport.
Of the $892 million deferred proceeds included in noncurrent other liabilities as presented in Note 12, $844 million relates to proceeds received from Fraport as of December 31, 2011. The “Total From Inception Through December 31, 2011” deferred proceeds of $907 million as presented in Note 27 excludes $63 million of exchange rate changes. The $844 million of Fraport deferred proceeds included in Note 12 includes the effect of changes in exchange rates.
In future filings, the Company will clarify its Plant Relocation footnote as follows:
In November 2006, the Company finalized a settlement agreement with the Frankfurt, Germany Airport (“Fraport”) to relocate the Kelsterbach, Germany Ticona operations resolving several years of legal disputes related to the planned Fraport expansion. As a result of the settlement, the Company ~~will transition~~ transitioned Ticona's operations from Kelsterbach to the Frankfurt Hoechst Industrial Park in the Rhine Main area in Germany. Under the original agreement, Fraport agreed to pay the Company a total of €670 million ~~over a five-year period~~ to offset costs associated with the transition of the operations from its ~~current~~ prior location and the closure of the Kelsterbach plant. The Company subsequently expanded the scope of the new production facilities.
The Company received its final payment from Fraport of €110 million during the three months ended June 30, 2011 and ceased POM operations at the Kelsterbach, Germany Ticona facility prior to July 31, 2011. On September 26, 2011, the Company announced the opening of its new POM production facility in Frankfurt Hoechst Industrial Park, Germany.
The Fraport agreement requires the Company to complete certain activities no later than December 31, 2013 at which time title will transfer to Fraport. Assets of €70 million included in Property, plant and equipment, net and €39 million included in noncurrent Other assets in the consolidated balance sheets will

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Confidential Treatment Requested by Celanese Corporation

be transferred to Fraport or otherwise disposed of upon the transfer of title to Fraport.
A summary of the financial statement impact associated with the Ticona Kelsterbach plant relocation is as follows:

	Year Ended December 31,		Total From Inception Through
	2011	2010	December 31, 2011
	(In $ millions)
Deferred proceeds (1)	158	—	907
Costs expensed	47	26	106
Costs capitalized (2)	171	305	1,092
Lease buyout	—	22	22
Employee termination benefits	8	—	8
___________________________

(1)	Included in noncurrent Other liabilities in the consolidated balance sheets. Amounts reflect the US dollar equivalent at the time of receipt.

(2)	Includes a decrease in accrued capital expenditures of $33 million and $7 million for the year ended December 31, 2011 and 2010, respectively.
Exhibit 23.4

12.
The Independent Auditors’ Report on page 2 of Exhibit 99.2 is dated February 8, 2012. The consent included in Exhibit 23.4 refers to a report date of February 10, 2012. Please have your auditors provide a revised consent which refers to the appropriate report date. Please provide the consent in an amendment to your Form 10-K.

Response:
The independent auditors of National Methanol Company (Ibn Sina) have revised their consent to correct the typographical error noted by the Staff. This revised consent was filed on April 24, 2012 as Exhibit 23.4 to Amendment No. 1 to the Company's Annual Report on Form 10-K for the period ended December 31, 2011.
Form 8-K Filed on January 31, 2012

13.
In regards to your presentation of adjusted free cash flow, please ensure that you discuss all material limitations of your measurement. For example, there may be some nondiscretionary expenditures such as mandatory debt service requirements that have not been included in your determination of adjusted free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like in future filings.

Response:
The Company notes that its presentation of adjusted free cash flow was included in materials furnished to the SEC under Item 7.01 of Form 8-K. According to Form 8-K, disclosures under Item 2.02 are subject to Regulation S-K Item 10(e)(1)(i) (but not Item 10(e)(1)(ii), which is the subject of CDI 102.07). Materials furnished under Item 7.01 are not subject to Item 10(e).
Nonetheless, in future filings of earnings press releases and related presentations where “adjusted free cash flow” is used, the Company will clarify in its disclosure the material limitations related to the presentation of adjusted free cash flow as follows:
Adjusted free cash flow is defined by the company as cash flow from operations less, other productive asset

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Confidential Treatment Requested by Celanese Corporation

purchases, operating cash from discontinued operations and certain other charges and adjustments. We believe that the presentation of this non-U.S. GAAP measure provides useful information to management and investors regarding changes to the company's cash flow. Our management and credit analysts use adjusted free cash flow to evaluate the company's liquidity and assess credit quality. Although we use adjusted free cash flow as a financial measure to assess the performance of our business, the use of adjusted free cash flow has important limitations, including that adjusted free cash flow does not reflect the cash requirements necessary to service our indebtedness, lease obligations, unconditional purchase obligations or pension and postretirement funding obligations.
* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
The Company believes that this letter addresses the Staff's comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.
Sincerely,

/s/ STEVEN M. STERIN
Steven M. Sterin
Senior Vice President and
Chief Financial Officer

cc:    Mark C.Rohr
Gjon N. Nivica, Jr.
James R. Peacock III
Brian J. Lane

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Confidential Treatment Requested by Celanese Corporation

The Company has requested confidential treatment for the information contained in this Appendix pursuant to the SEC's Rule 83 and has consequently redacted it from the EDGAR filing. The Company contemporaneously provided an unredacted response to the Staff.

Appendix A

[**REDACTED**]

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